United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and

The Board of Directors of Huttig Building Products, Inc.

We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri

June 27, 2012

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments:
Investments, at fair value (see note 3)	$43,552,389	$48,956,383

Total investments	43,552,389	48,956,383

Receivables:
Notes receivable - participants	513,580	396,421

Total receivables	513,580	396,421

Total assets	44,065,969	49,352,804

Net assets available for benefits at fair value	44,065,969	49,352,804
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contract	—	(290,226)

Net assets available for benefits	$44,065,969	$49,062,578

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Contributions and other additions:
Employer contributions, net of forfeitures	$—	$3,396
Participant contributions	1,623,269	1,567,878
Participant rollover contributions	217,240	189,757

Total contributions and other additions	1,840,509	1,761,031

Investment income:
Interest, dividends and capital gains	679,939	445,883
Interest income on notes receivable - participants	21,658	18,902
Net (depreciation) appreciation in fair value of investments	(2,111,428)	4,627,395

Total investment (loss) income	(1,409,831)	5,092,180

Total additions	430,678	6,853,211

Benefits paid to participants	5,427,287	6,443,310

Total deductions	5,427,287	6,443,310

Net (decrease) increase before transfers from other plans	(4,996,609)	409,901
Transfer of assets from other plans	—	704,550

Net (decrease) increase	(4,996,609)	1,114,451
Net assets available for benefits, beginning of year	49,062,578	47,948,127

Net assets available for benefits, end of year	$44,065,969	$49,062,578

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)    Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum 2% annual contribution. Participants attaining the age of 50 before the end of year were eligible to make catch-up contributions of an extra $5,500. Effective November 10, 2010, the Plan was amended to allow participants to make Roth contributions to the Plan.

As of January 1, 2009, the Company suspended the 50% Company matching contribution. Company matching Plan contributions are discretionary as determined by the Board of Directors. 50% of any matching contributions made by the Company are invested in Huttig common stock or cash which is invested in Huttig common stock.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2011 or 2010.

(c)     Investments

Participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock Fund, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund I, American Balanced Fund, Prudential Guaranteed Income Fund, American Funds Euro Pacific Growth Fund A, Columbia Mid Cap Value A, T Rowe Price Mid-Cap Growth R, Eaton Vance Large Cap Value Fund A, Federated Clover Small Cap Value A, PIMCO Total Return A, Lord Abbett Developing Growth A Fund and Templeton Global Bond Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d)    Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $5,099 and $21,735 in 2011 and 2010, respectively.

(e)    Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Company Stock Fund are made in cash.

(f)	Notes Receivable - Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2011, the interest rates on participants’ loans ranged from 4.25% – 9.25%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2011 had an initial lending rate of prime of 3.25% plus 1%, or 4.25%. Participant loans are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $513,580 and $396,421 as of December 31, 2011 and 2010, respectively. Interest income on the loan fund is included as interest income in the participants’ fund accounts based on their elected loan allocation.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(g)    Plan Member Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(h)    Transfers From Other Plans

In 2010, the Plan received assets of $704,550 from the Rubgy Building Products, Inc. Thrift Plan for the Production & Warehouse Workers and Truck Drivers Teamster Plan when that plan was closed and merged into the Plan.

(2) Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts. The contract is an insurance company issued general account backed group annuity contract. There are no specific securities in the general account that back the investments in this account. All transactions are at contract value, including discontinuance of the contract. Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)    Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $85,764 and $86,356 for the years ended December 31, 2011 and 2010, respectively.

(d)    Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan’s Wells Fargo Stable Value Fund 80 is included in the financial statements at the fair value of the collective trust’s underlying investments as based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

terms of the Plan. The 2010 statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from the fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(e)    New Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for December 31, 2010 plan year and did not have a material impact on the Plan’s financial statements. The disclosures of the Level 3 recurring fair value measurements became effective for the December 31, 2011 plan year and did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of the pending adoption of ASU 2011-04 on its financial statements.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2011	2010
Wells Fargo Stable Value Fund 80*	$—	$13,192,085
Prudential Guaranteed Income Fund	12,910,011	—
Eaton Vance Large Cap Value Fund A	4,845,889	6,856,588
Prudential Jennison Growth Fund Z	4,811,254	6,324,702
American Funds EuroPacific Growth Fund A	5,301,285	4,464,543
American Balanced Fund	2,505,461	2,653,196

*	At contract value (See note 2)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2011	2010
Appreciation/(depreciation) in fair value:
Wells Fargo Stable Value Fund 80	$67,457	$332,186
Prudential Jennison Growth Fund Z	82,367	654,625
Crane Company Stock	289,754	650,508
Huttig Company Stock	(858,424)	388,112
Prudential Dryden Stock Index Fund I	3,892	246,638
American Funds EuroPacific Growth Fund A	(937,911)	316,548
Goldman Sachs Balanced A Fund	8,679	36,725
Federated Clover Small Value A	(90,625)	73,330
Columbia Mid Cap Value A	(108,379)	533,755
T Rowe Price Mid-Cap Growth R	(170,374)	488,420
Lord Abbett Small Cap Value A Fund	—	148,454
Lord Abbett Developing Growth A	(96,105)	82,694
Eaton Vance Large Cap Value Fund A	(304,785)	543,587
Templeton Global Bond Fund	(19,363)	60
American Balanced Fund	23,409	265,412
AIM Captial Development A	—	(134,498)
PIMCO Total Return A	(1,020)	839

	$(2,111,428)	$4,627,395

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of quoted market prices in active markets for similar assets type assets and Level 3 consist of unobservable inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used for the Prudential Guaranteed Income Fund which did not meet the criteria for either Level 1 or Level 2 inputs. There have been no changes in methodologies used in December 31, 2011 and 2010.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

The Plan’s investment in collective trust funds are valued at net asset value as a practical expedient for fair value. The net asset value is based, on the value of the underlying investments which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions. At December 31, 2011 there were no investments utilizing the Level 2 fair value measurement.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The GIF is valued at contract value which represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The concept of fair value other than contract value does not apply to GIFs. Contract value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2011.

There were no fund transfers between Level 1, Level 2, and Level 3 during 2011 and 2010.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

		Fair Value Measurements Using:
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$2,505,461	$2,505,461	$—	$—
Bond	1,787,291	1,787,291	—	—
International	5,301,285	5,301,285	—	—
Large Cap Growth	4,811,254	4,811,254	—	—
Large Cap Balanced	1,886,820	1,886,820
Large Cap Value	4,845,889	4,845,889	—	—
Mid Cap Growth	1,817,432	1,817,432	—	—
Mid Cap Value	2,047,365	2,047,365	—	—
Small Cap Value	1,122,721	1,122,721	—	—
Small Cap Growth	1,306,002	1,306,002	—	—
Huttig Common Stock	1,038,035	1,038,035	—	—
Crane Common Stock	2,172,823	2,172,823	—	—
Unallocated Investment Contracts	12,910,011	—	—	12,910,011

	$43,552,389	$30,642,378	$—	$12,910,011

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

		Fair Value Measurements Using:
December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$2,928,103	$2,928,103	$—	$—
Bond	1,216,275	1,216,275	—	—
International	4,464,543	4,464,543	—	—
Large Cap Growth	6,324,702	6,324,702	—	—
Large Cap Balanced	2,023,593	2,023,593	—	—
Large Cap Value	6,856,588	6,856,588	—	—
Mid Cap Growth	2,104,693	2,104,693	—	—
Mid Cap Value	2,396,616	2,396,616	—	—
Small Cap Value	1,444,320	1,444,320	—	—
Small Cap Growth	1,484,786	1,484,786	—	—
Huttig Common Stock	1,938,393	1,938,393	—	—
Crane Common Stock	2,291,460	2,291,460	—	—
Stable Value Fund	13,482,311	—	13,482,311	—

	$48,956,383	$35,474,072	$13,482,311	$—

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth the summary of changes in the year the fair value of Level 3 investments for the year ended December 31, 2011:

Level 3 Investments as of December 31, 2011

Guaranteed Income Account

Balance, beginning of year	$—
Interest and dividends on guaranteed income account	264,944
Interest income on notes receivable from participants	3,705
Transfers from Level 2 investments – Purchases	12,787,746
Purchases	2,035,219
Sales	(2,181,603)

Balance, end of year	$12,910,011

(4)	Contract with Insurance Company

Unallocated Investment Contract

In 2011, the Plan invested in a guaranteed income fund offered by the Trustee. The fair values of the Plan’s investment contracts have been determined to approximate contract values, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings, was 2.5% as of December 31, 2011. The average yield earned, based on the interest rate credited to participants, was 2.5% as of December 31, 2011. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%. The guaranteed income fund is classified as a Level 3 investment given the unobservable inputs used to determine contract value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

During 2011 the Plan terminated the Wells Fargo Stable Value Fund 80 (“Stable Value Fund”) as an investment option and the assets of this fund were transferred into the Prudential Guaranteed Income Fund. The Stable Value Fund, a common collective trust fund, invested in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund held investments in fully benefit-responsive investment contracts that provided that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate was the periodic interest rate accrued to participants and was either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates included current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Participants directed the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. No events limited the ability of the Plan to transact at contract value with the issuer. For the Plan year ended December 31, 2010, the average yield was approximately 3.38% and the crediting interest rate was approximately 2.90%.

(5)	Nonparticipant-Directed Investments

The Plan has investments in Huttig Company Stock as of December 31, 2011 and 2010 of $1,038,035 and $1,938,393, respectively. In 2011 and 2010, the Company did not make matching contributions for the purchase of Huttig Company Stock. The participant can reallocate the vested portions of the Huttig Company stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Company Stock regardless of whether the participant is vested in such matching contributions.

As of December 31, 2011 and 2010, the Plan held approximately 1,996,222 and 2,040,413 shares, respectively, of Company common stock. Total outstanding Company common stock as of December 31, 2011, was approximately 24 million shares.

During the year ended December 31, 2011, the Plan had the following transactions involving Company common stock:

Shares purchased	361,783
Shares sold	409,201
Cost of shares purchased	$223,426
Cost of shares sold	$810,653
Net proceeds from shares sold	$265,360

(6)	Tax Status

The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2008.

The IRS has determined and informed the Company by a letter dated March 31, 2008 that the Plan is established in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving this letter, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the Code and therefore believe that the plan is qualified and the related trust is tax-exempt.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued, as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(8)	Related Party Transactions

Certain Plan investments are shares of mutual funds, common collective trusts and the guaranteed income fund that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2011

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
	Prudential Guaranteed Income Fund*	Unallocated Investment Contracts	**	$12,910,011
	American Funds EuroPacific Growth Fund A	Mutual Fund	**	5,301,285
	Eaton Vance Large Cap Value Fund A	Mutual Fund	**	4,845,889
	Prudential Jennison Growth Fund Z*	Mutual Fund	**	4,811,254
	American Balanced Fund	Mutual Fund	**	2,505,461
	Crane Company Stock	Company Stock	**	2,172,823
	Columbia Mid Cap Value A	Mutual Fund	**	2,047,365
	Prudential Dryden Stock Index Fund I*	Mutual Fund	**	1,886,820
	T Rowe Price Mid Cap Growth R	Mutual Fund	**	1,817,432
	PIMCO Total Return A	Mutual Fund	**	1,633,055
	Lord Abbett Developing Growth A	Mutual Fund	**	1,306,002
	Federated Clover Small Value A	Mutual Fund	**	1,122,721
	Huttig Company Stock*	Company Stock	**	1,038,035
	Templeton Global Bond Fund	Mutual Fund	**	154,236
	Notes receivable - participants 4.25% to 9.25%*	Participant Loans	**	513,580

				$44,065,969

*	Represents a party-in-interest investment allowable under ERISA regulations.

**	Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: June 27, 2012	By:	/s/ Philip W. Keipp
	Name:	Philip W. Keipp
	Title:	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Brown Smith Wallace, L.L.C., independent registered public accounting firm.